UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

By:	/s/ A. Brent King
A. Brent King
Employee Savings Plan Committee

Date:   June 26, 2013

2

Appendix 1

Tredegar Corporation Retirement Savings Plan

FINANCIAL REPORT
DECEMBER 31, 2012 AND 2011

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-16

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	17

EXHIBIT

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental schedule of Assets Held at End of Year is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ PBMares, LLP

Richmond, Virginia
June 14, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental schedule of Assets Held at End of Year is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Witt Mares, PLC

Richmond, Virginia
June 20, 2012

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011

ASSETS

Investments, at fair value:
Tredegar Corporation common stock	$38,095,363	$40,146,676
Mutual funds	55,437,776	48,012,207
Common collective trust	8,807,029	8,117,394
Total investments	102,340,168	96,276,277

Receivables:
Accrued interest and dividends	111,935	81,289
Notes receivable from participants	2,691,072	2,761,681
Total receivables	2,803,007	2,842,970
Total assets	105,143,175	99,119,247

LIABILITIES	-	-

Net assets available for benefits, at fair value	105,143,175	99,119,247

Adjustment from fair value to contract value for fully benefit responsive investment contract	(157,621)	(20,129)
Net assets available for benefits	$104,985,554	$99,099,118

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest	$118,006	$117,432
Dividends	3,515,905	1,728,587
Net appreciation in fair value of investments	2,652,526	3,472,609
Total investment income	6,286,437	5,318,628

Contributions:
Employer	2,256,263	2,321,496
Participants	4,053,810	4,181,386
Rollover	271,250	122,957
Total contributions	6,581,323	6,625,839
Total additions	12,867,760	11,944,467

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Administrative expenses	66,207	55,684
Benefits paid to participating employees	6,915,117	10,916,179
Total deductions	6,981,324	10,971,863
NET INCREASE	5,886,436	972,604

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	99,099,118	98,126,514
End of year	$104,985,554	$99,099,118

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1.	DESCRIPTION OF PLAN

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar Corporation’s (Tredegar) main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Tredegar, which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant's account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid or when payment has been attempted.

Administrative Expenses
The Plan is responsible for all trustee and investment management fees.  Tredegar pays for all other administrative expenses up to an annual limit of $75,000.  Any expenses in excess of this limit are paid by the Plan.

Recent Accounting Pronouncement
In May 2011, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board completed their joint project on fair value measurement and issued their respective final standards. The amended FASB guidance results in common fair value measurement and disclosure requirements for U.S. GAAP and International Financial Reporting Standards. Many of the changes to U.S. GAAP clarified existing guidance.  There were some changes to U.S. GAAP,

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

such as the change in the valuation premise and the application of premiums and discounts as well as new disclosure requirements. The new disclosure requirements include: (1) enhanced disclosure for the valuation of all Level 3 fair value measurements; (2) disclosure of transfers between Level 1 and Level 2 fair value measurements on a gross basis, including reasons for those transfers; (3) disclosure about the highest and best use of non-financial assets; and (4) disclosure of the fair value hierarchy categorization for those assets whose fair value is disclosed but not recognized on the balance sheet. The new FASB guidance is effective for interim and annual reporting periods beginning after December 15, 2011. We have complied with the new reporting.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%.  With the exception of certain collectively bargained plans, the 2012 and 2011 company match contribution is $1.00 for every $1.00 a participant contributes up to 5% each payroll period.

With the exception of participants covered under certain collective bargaining agreements, employees hired on or after January 1, 2007 will automatically be enrolled in the retirement savings plan at a 3% contribution level unless they choose to contribute more or less.  The default investment fund is the age appropriate target fund.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty-three (23) mutual funds, Tredegar stock and one (1) common collective trust as investment options to participants.

All employer contributions are invested in the Tredegar Stock Fund.  Effective January 1, 2007, if the participant has at least three years of service, any existing Company matching funds as of December 31, 2006 can be transferred once per month as follows: a maximum of up to 33% of the participant’s existing units can be transferred during 2007, up to 66% in 2008, and up to 100% in 2009.  If the participant is age 55 with at least three years of service, the participant may transfer all or any part of their company matching account on a monthly basis.  Company matching contributions made after January 1, 2007 (“Post-2006 Match”) will be invested in company stock, and the participant may continue to keep their match in Tredegar stock.  However, if the participant has at least three years of service, the participant will be able to transfer the Post-2006 Match to other funds on a monthly basis.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 4.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011.

	2012	2011
Investments at fair value as determined by quoted market price:
Common stock(1):
Tredegar Corporation	$38,095,363	$40,146,676
Mutual Funds(1):
PIMCO Funds Total Return Fund A	7,079,498	5,971,717
JP Morgan Smart Retirement 2020 Select	-	7,164,286
JP Morgan Smart Retirement 2020 Institutional	8,138,290	-
Columbia Large Cap Index Z	-	13,394,777
Vanguard 500 Index-Signal	15,373,554	-
Common Collective Trust(2)
JP Morgan Stable Asset Income	8,649,408	8,097,265

(1)  Investments are carried in the statements of net assets available for benefits at fair value.
(2)  Investment values are based on the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund and reported at contract value.

During the years ended December 31, 2012 and 2011, the Plan's investment portfolio (including gains and losses on investments bought and  sold, as well as held during the year) appreciated in value by $2,652,526 and $3,472,609, respectively, and as follows:

	2012	2011
Change in investments at fair value as determined by quoted market price:
Tredegar common stock	$(2,642,521)	$5,439,524
Mutual funds	5,171,994	(2,110,730)

Change in investments as determined in the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund:
Common collective trust	123,053	143,815
Net change in value	$2,652,526	$3,472,609

-8

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar common stock fund is listed below. All employer contributions are nonparticipant-directed and are invested in the Tredegar common stock fund.  All participant and rollover contributions are participant-directed.  All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2012	2011
Net assets available for benefits:
Tredegar common stock	$38,095,363	$40,146,676
Accrued interest and dividends	111,935	81,289
	$38,207,298	$40,227,965

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income:
Interest	$-	$128
Dividends	1,738,158	327,708
Net appreciation (depreciation) in fair value of investments	(2,642,521)	5,439,524
	(904,363)	5,767,360

Contributions:
Employer	2,256,263	2,321,496
Participants	362,551	363,191
	2,618,814	2,684,687
Total additions	1,714,451	8,452,047

Deductions from net assets attributed to:
Administrative expenses	38,664	41,100
Benefits paid to participating employees	2,095,023	1,899,333
Transfers to participant-directed investments	1,601,431	3,003,256
Total deductions	3,735,118	4,943,689
Net increase (decrease)	(2,020,667)	3,508,358

Net assets available for benefits:
Beginning of year	40,227,965	36,719,607
End of year	$38,207,298	$40,227,965

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 6.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

 (Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 6.	FAIR VALUE MEASUREMENTS (Continued)

Common collective trust:  Valued based on information provided in the audited annual report.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2012 and 2011, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance at
	Identical Assets	Inputs	Inputs	December
	(Level 1)	(Level 2)	(Level 3)	31, 2012
Mutual funds
Foreign large blend	$4,732,683	$-	$-	$4,732,683
Intermediate term bond	7,514,679	-	-	7,514,679
Large blend	15,373,554	-	-	15,373,554
Large cap growth	718,792	-	-	718,792
Mid cap blend	127,622	-	-	127,622
Small cap growth	1,992,771	-	-	1,992,771
Small cap value	2,584,307	-	-	2,584,307
Target date funds	20,206,284	-	-	20,206,284
Other	2,187,084	-	-	2,187,084
Total mutual funds	55,437,776	-	-	55,437,776
Common stocks
Rubber & plastics	38,095,363	-	-	38,095,363
Collective investment fund	-	8,807,029	-	8,807,029
Total assets at fair value	$93,533,139	$8,807,029	$-	$102,340,168

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 6.	FAIR VALUE MEASUREMENTS (Concluded)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance at
	Identical Assets	Inputs	Inputs	December
	(Level 1)	(Level 2)	(Level 3)	31, 2011
Mutual funds
Foreign large blend	$4,204,531	$-	$-	$4,204,531
Intermediate term bond	5,971,717	-	-	5,971,717
Large growth	14,019,257	-	-	14,019,257
Small growth	1,820,584	-	-	1,820,584
Small value	2,424,153	-	-	2,424,153
Target date funds	17,679,812	-	-	17,679,812
Other	1,892,153	-	-	1,892,153
Total mutual funds	48,012,207	-	-	48,012,207
Common stocks
Rubber & plastics	40,146,676	-	-	40,146,676
Collective investment fund	-	8,117,394	-	8,117,394
Total assets at fair value	$88,158,883	$8,117,394	$-	$96,276,277

NOTE 7.	INVESTMENT CONTRACT WITH INVESTMENT COMPANY

The Plan entered into a benefit-responsive investment contract with JP Morgan Chase Bank, N.A.  JP Morgan Asset Management maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The investment is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by JP Morgan Asset Management.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 7.	INVESTMENT CONTRACT WITH INVESTMENT COMPANY (Concluded)

As described in Note 2, because a guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by JP Morgan Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2012 and 2011 was $8,807,029 and $8,117,394, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:  (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the investment company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2012	2011

Based on actual earnings	1.25%	1.56%
Based on interest rate credited to participants	1.78%	2.18%

The following information reflects the difference between the contract value of the fully benefit-responsive investment and the fair market value as of December 31, 2012 and 2011.

	2012	2011
Common collective trust (fair value)	$8,807,029	$8,117,394
Common collective trust (contract value)	8,649,408	8,097,265
Adjustment to contract value	$(157,621)	$(20,129)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 8.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were $10,000 and $389 for the years ended December 31, 2012 and 2011, respectively.  Effective January 1, 2007, the Plan was amended so that participants were immediately vested in subsequent employer matching contributions.

NOTE 9.	RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan.  JP Morgan is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 10.	INCOME TAX STATUS

The Plan received its latest determination letter on September 25, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are not uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 11.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	12/31/12	12/31/11

Net assets available for benefits per financial statements	$104,985,554	$99,099,118
Adjustment from contract value to fair value for guaranteed investment contract	157,621	20,129
Net assets per Form 5500	$105,143,175	$99,119,247

	12/31/12	12/31/11
Total additions per financial statements	$12,867,760	$11,944,467
Adjustment from contract value to fair value for guaranteed investment contract current year	157,621	20,129
Adjustment from contract value to fair value for guaranteed investment contract prior year	(20,129)	77,742
Net additions per Form 5500	$13,005,252	$12,042,338

	12/31/12	12/31/11
Net increase per financial statements	$5,886,436	$972,604
Adjustment from contract value to fair value for guaranteed investment contract current year	157,621	20,129
Adjustment from contract value to fair value for guaranteed investment contract prior year	(20,129)	77,742
Net income per Form 5500	$6,023,928	$1,070,475

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 13.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 14.	SUBSEQUENT EVENTS

The Plan has evaluated all events through the date these financial statements were available to be issued. The Plan has determined that there are no subsequent events that require disclosure pursuant to the FASB ASC.

Effective January 31, 2013, the Terphane, Inc. 401(k) Savings Plan merged into the Tredegar Plan.

Effective February 22, 2013, (1) Company matching contributions are allocated 50% to the Tredegar Stock fund and 50% to an investment selection participants make.  The JPMorgan SmartRetirement target date fund is the Plan’s default fund for participants not making an investment election; (2) participants are able to immediately diversify their company matching contributions by transferring out of company stock into another fund or a combination of funds offered in the Plan, if desired.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2012
EIN:  54-1497771     PN:  002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Tredegar Corporation	Stock Fund	**	$38,095,363
*	JP Morgan	Stable Asset Income Fund	**	8,807,029
	PIMCO Funds	Total Return Fund A	**	7,079,498
	Eaton Vance	Large-Cap Value I	**	732,312
	Columbia	Mid Cap Value Z	**	440,230
	Morgan Stanley	Inst Mid Cap Growth I	**	1,014,542
	Thornburg	International Value R4	**	2,053,043
	American Funds	EuroPacific Growth R4	**	2,588,610
	Allianz NFJ	Small Cap Value A	**	2,584,307
	Van Kampen	Small Cap Growth A	**	1,992,771
	Mainstay	Large Cap Growth I	**	718,792
*	JP Morgan	Smart Retirement 2025 Institutional	**	562,873
	Vanguard	Extended Market Index Signal	**	127,622
*	JP Morgan	Smart Retirement 2035 Institutional	**	247,743
*	JP Morgan	Smart Retirement 2045 Institutional	**	135,451
*	JP Morgan	Smart Retirement 2050 Institutional	**	537,237
	Vanguard	500 Index Signal	**	15,373,554
*	JP Morgan	Smart Retirement 2020 Institutional	**	8,138,290
*	JP Morgan	Smart Retirement 2010 Institutional	**	3,453,590
*	JP Morgan	Smart Retirement 2030 Institutional	**	4,409,197
*	JP Morgan	Smart Retirement 2040 Institutional	**	1,551,711
*	JP Morgan	Smart Retirement 2015 Institutional	**	750,125
*	JP Morgan	Smart Retirement Income Institutional	**	420,067
	Vanguard	Total International Stock Index Signal	**	91,030
	Vanguard	Total Bond Market Index Signal	**	435,181
*	Participant loans	416 loans 4.25% - 9.75%	$-0-	2,691,072
	Total investments			$105,031,240

*	party-in-interest
**	cost omitted for participant-directed investments